Filed Pursuant to Rule 424(b)(3)
Registration No. 333-251136

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 1, DATED MAY 16, 2022
TO THE PROSPECTUS, DATED APRIL 18, 2022

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 18, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of June 1, 2022;

C.to disclose the calculation of our April 30, 2022 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.to provide an update regarding distributions declared;

E.to provide an update to the "Risk Factors" section of the Prospectus;

F.to provide an update regarding our Nominating and Corporate Governance Committee; and

G.to update disclosure in the “Experts” section of the Prospectus.

A.Status of Our Offering

We launched this offering on June 2, 2021. As of May 16, 2022, we have received gross proceeds of approximately $833.3 million from the sale of 78.0 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of May 16, 2022, approximately $1.20 billion of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $468.1 million of shares available under our distribution reinvestment plan. This is our third public offering, and as of May 16, 2022, we have received aggregate gross proceeds of approximately $2.2 billion from the sale of shares of our common stock through our public offerings, including proceeds from our distribution reinvestment plan.

B.June 1, 2022 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of June 1, 2022 (and repurchases as of May 31, 2022) is as follows:

	Offering Price(1)	Transaction Price(1)
	(per share)	(per share)
Class T	$11.60	$11.19
Class S	$11.60	$11.19
Class D	$11.19	$11.19
Class I	$11.19	$11.19
(1)Prices presented are rounded to the nearest cent. Actual transactions are based on prices rounded to four decimals.

The transaction price for each of our share classes is equal to such class’s NAV per share as of April 30, 2022. The NAV per share as of April 30, 2022 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.April 30, 2022 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at hinesglobalincometrust.com and is also available on our toll-free information line at (888) 220-6121. Please see "Valuation Policy and Procedures" in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S. Inc., or Altus, the independent valuation advisor we have engaged to prepare appraisal reviews and carry out a review of the calculation of the NAV for the Company. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus reviewed the calculation of the new NAV per share of our common stock as of April 30, 2022, as set forth, and concurred with the calculation of the new NAV per share.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of April 30, 2022 and March 31, 2022 (the NAV per share is the same for each class of shares of our common stock):

	April 30, 2022		March 31, 2022
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$3,035,994	$15.84	$2,935,814	$16.31
Other assets	394,136	2.06	344,468	1.91
Debt and other liabilities	(1,285,660)	(6.71)	(1,296,019)	(7.20)
NAV	$2,144,470	$11.19	$1,984,263	$11.02
Shares outstanding	191,653		180,082

Our consolidated balance sheet as of April 30, 2022 includes a liability of $47.3 million related to distribution and stockholder servicing fees payable to Hines Securities, Inc. (the "Dealer Manager") in future periods with respect to shares of its common stock. The NAV per share as of April 30, 2022 does not include any liability for distribution and stockholder servicing fees that may become payable after April 30, 2022, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of our common stock.

The valuations of our real properties as of April 30, 2022 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to properties acquired in the past 12 months since the acquisition cost of these properties will serve as their value for a period of up to one year following their acquisition, in accordance with our valuation policy.

	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Basis
Capitalization rate	6.00%	5.16%	6.43%	4.98%	5.50%	5.37%
Discount rate / internal rate of return (“IRR”)	6.96%	5.32%	7.50%	6.10%	6.54%	5.97%
Average holding period (years)	7.0	9.7	10.0	10.0	11.0	9.7

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Values
Capitalization rate (weighted-average)	0.25% decrease	3.22%	3.88%	2.38%	3.48%	2.98%	3.50%
	0.25% increase	(2.96)%	(3.50)%	(2.23)%	(3.17)%	(2.72)%	(3.18)%
Discount rate (weighted-average)	0.25% decrease	2.08%	2.05%	1.90%	2.01%	2.08%	2.02%
	0.25% increase	(2.03)%	(2.00)%	(1.88)%	(1.96)%	(2.03)%	(1.98)%

D.Distributions Declared

With the authorization of our board of directors, we declared monthly distributions for the month of May 2022 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

May 2022	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Shares	$0.052	$0.009	$0.043
Class S Shares	$0.052	$0.008	$0.044
Class D Shares	$0.052	$0.002	$0.050
Class I Shares	$0.052	$—	$0.052
Class AX Shares	$0.052	$—	$0.052
Class TX Shares	$0.052	$0.009	$0.043
Class IX Shares	$0.052	$0.002	$0.050

The net distributions for each class of shares of our common stock (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock) will be payable to stockholders of record as of the last business day of May 2022, and will be paid on the first business day of June 2022. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made.  Some or all of the cash distributions may be paid from sources other than cash flows from operations.

E.Update to the "Risk Factors" Section of the Prospectus

The second risk factor in the section of the Prospectus titled “Risk Factors—Risks related to Our Business in General” on page 37 is hereby deleted in its entirety and replaced with the following:
A prolonged national or world-wide economic downturn or volatile capital market conditions could adversely affect our results of operations and our ability to pay distributions to our stockholders.

If prolonged disruptions in the capital and credit markets were to occur, they could adversely affect our ability to obtain loans, credit facilities, debt financing and other financing, or, when available, to obtain such financing on reasonable terms, which could negatively impact our ability to implement our investment strategy. See “The ongoing Coronavirus pandemic and measures intended to prevent its spread have disrupted economic markets and the prolonged economic impact is uncertain” for a further discussion of the risks related to Coronavirus pandemic and its potential impact on our financial results.
If these disruptions in the capital and credit markets should continue as a result of, among other factors, uncertainty, military conflict, including the escalating conflict resulting from Russia’s February 2022 military invasion of Ukraine, disruption caused by the impact of the Coronavirus or other pandemics, changing regulation, changes in trade agreements, reduced alternatives or additional failures of significant financial institutions, our access to liquidity could be significantly impacted. Disruptions caused by these factors that occur in a single country are increasingly having a negative impact on regional and global markets. For example, the current ongoing conflict between Russia and Ukraine could adversely affect neighboring economies. While we have no direct real estate exposure to Russia or Ukraine, the effects of this military conflict could result in adverse impacts to the Company. Specifically, the escalating conflict between Russia and Ukraine, and resulting market volatility, could adversely affect the Company’s business, financial condition or results of operations. In response to the conflict between Russia and Ukraine, the United States and other countries have imposed sanctions or other restrictive actions against Russia. Any of these restrictive actions, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on the Company’s business, financial condition, cash flows and results of operations. In addition, we own investment properties in Europe, including, without limitation, two investment properties in Poland and one investment property in the Czech Republic, which may be at a heightened risk of being negatively impacted by the escalating military conflict between Russia and Ukraine, given their proximity to Ukraine. In addition, Poland has seen the largest influx of Ukrainian refugees of all countries in Europe. The disruption caused by this conflict could negatively impact the businesses of our tenants, especially those whose businesses are adversely impacted by the significant sanctions imposed on Russia by the U.S. and other countries following Russia’s invasion of Ukraine, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries, as well as other policies. The disruption caused by this conflict, and any future regional conflicts, could result in increased volatility in financial markets and economies throughout the globe. Prolonged disruptions could result in us taking measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs could be arranged. Such measures could include deferring investments, reducing or eliminating the number of shares redeemed under our share redemption program and reducing or eliminating distributions we make to our stockholders.
We believe the risks associated with our business are more severe during periods of economic downturn if these periods are accompanied by declining values in real estate. For example, a prolonged economic downturn could negatively impact our property investments as a result of increased customer delinquencies and/or defaults under our leases, generally lower demand for rentable space, potential oversupply of rentable space leading to increased concessions, and/or customer improvement expenditures, or reduced rental rates to maintain occupancies.
Our operations could be negatively affected to a greater extent if an economic downturn occurs, is prolonged or becomes more severe, which could significantly harm our revenues, results of operations, financial condition, liquidity, business prospects and our ability to make distributions to our stockholders and may result in a decrease in the value of our stockholders’ investment.
F.Update regarding our Nominating and Corporate Governance Committee

On May 12, 2022, the board of directors appointed Dr. Ruth J. Simmons to serve as chair of our Nominating and Corporate Governance Committee. The following updates and replaces the second sentence under the “Management—Committees of the Board of Directors—Nominating and Corporate Governance Committee” section on page 75 of the Prospectus:

Dr. Ruth J. Simmons is the Chair of the nominating and corporate governance committee.

G.Update to Experts

The following updates the “Experts” disclosure on page 184 of the Prospectus:
The statements included in this Supplement under Section C, “April 30, 2022 NAV Per Share,” relating to the role of Altus as the independent valuation advisor, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations.